SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                 FORM N-18F-1



                NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                   UNDER THE INVESTMENT COMPANY ACT OF 1940




                  NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

                          (Exact Name of Registrant)


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                           NOTIFICATION OF ELECTION


      The undersigned registered open-end investment company, on behalf of the Regency Portfolio (the "Portfolio"), hereby notifies the Securities and Exchange Commission that the Portfolio elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                   SIGNATURE

      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of New York and the State of New York on the 22nd day of August, 2001.


                NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST


                By: /s/ Richard Russell
                Name: Richard Russell
                Title:  Treasurer and Principal Financial and Accounting Officer


Attest:


/s/ Claudia A. Brandon
Claudia A. Brandon
Secretary